SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), in addition to the Market Announcements of August 8, 2016 and August 9, 2016, informs its shareholders and the market in general that, on this date, Ministerial Order 468 of the Ministry of Mines and Energy ("MME") of December 4, 2017, which extends the deadline established by MME Orders 420, 421, 422, 423, 424 and 425, dated August 3, 2016, for the provision of temporary distribution services, under the terms and conditions set forth in MME Order 388 of July 26, 2016, by Distribution Companies Amazonas Distribuidora de Energia S.A. ("Amazonas Energia"), Companhia de Eletricidade do Acre ("Eletroacre"); Centrais Elétricas de Rondônia S.A. ("Ceron"); Companhia Energética do Piauí ("Cepisa"); Companhia Energética de Alagoas ("Ceal"); and Boa Vista Energia S.A. ("Boa Vista Energia"), to until the assumption of a new concessionaire or until July 31, 2018, whichever occurs first.

It should be noted that the continuity of the referred services by Eletrobras Distribution Companies depends on the approval by the shareholders of Eletrobras, through the 169th Extraordinary General Meeting, to be held on December 28, 2017, pursuant to the Call Notice and Management Proposal filed on the CVM website  (www.cvm.gov.br), Eletrobras (www.eletrobras.com/ri) and with the SEC - Securities and Exchange Commission, NYSE - New York Stock Exchange and Latibex - Stock Exchange of Madrid.

Rio de Janeiro, December 06, 2017

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.